

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Via E-mail
Cameron D. MacDougall
Secretary
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **New Residential Investment Corp.**
> **Amendment No. 7 to Registration Statement on Form S-11**
> **Filed April 7, 2014**
> **File No. 333-191300**

Dear Mr. MacDougall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Portfolio, page 7

Servicer Advances, page 11

1.   Please expand your disclosure to explain your basis for the weighted average yield on the servicer advances.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 82

Excess MSRs, page 94

2.   We note your disclosure regarding the weighted average yield of your investments in Excess MSRs on page 100. Please revise your MD&A disclosure to discuss any material changes to this metric in the past two years.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income, page F-7

3.   We note adjustment (C) for additional interest expense. Please expand your disclosure to explain the basis for the rate of 2.17% used for the repurchase agreement related to the securitization previously sponsored by Springleaf and the 3.01% rate used for the servicer advance notes.

Exhibit 23.4

4.   Please revise to refer to the correct date of the audit reports.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782, or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486, if you have questions regarding the accounting comments. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Richard B. Aftanas, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP